EXEMPTION NUMBER 82-34737

SUPPL

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

QUARTERLY CASH DISTRIBUTION DECLARED

WINNIPEG - November 3, 2003 – The Trustees of North West Company Fund (the "Fund") today declared a quarterly cash distribution of $0.39 per unit to unitholders of record on November 15, 2003, distributable on December 15, 2003.

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The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 182 stores under a number of trading names, including *Northern, NorthMart*, *Giant Tiger* and *AC Value Center*, and provides catalogue-shopping services through its *Selections* catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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Contacts for this press release:

Léo Charrière (204) 934-1503
lcharriere@northwest.ca

Linda Peever (204) 934-1504
lpeever@northwest.ca

or visit on-line at www.northwest.ca